FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of: December 2004

                          SGL CARBON AKTIENGESELLSCHAFT
                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany

                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              FORM 20-F X FORM 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

                                  EXHIBIT INDEX

1. German Press Release issued November 11, 2004 regarding cost cutting programs.

2. German Press Release issued November 2004 regarding reports for first three quarters.

                                    EXHIBIT 1

SGL CARBON DETERMINES A COST-CUTTING PROGRAM IN ADMINISTRATION

o    Cost reductions totaling (euro) 11 million over the next three years

o    Elimination of nearly 150 administrative jobs worldwide

WIESBADEN, NOVEMBER 11, 2004. SGL Carbon has launched a worldwide cost-cutting program for administrative functions with focus on IT operations, Accounting, and Personnel Administration. The Company intends to generate annual savings of approximately (euro) 11 million beginning in 2006 by streamlining processes and eliminating nearly 150 jobs. The restructuring costs for the overall cost-cutting program amount between (euro) 5 and (euro) 6 million, of which
(euro) 3.5 million incur already in 2004.

Over the past two years, SGL Carbon has replaced its 15 different, historically acquired IT systems with a uniform SAP platform at a cost of nearly (euro) 20 million. The uniform company-wide IT landscape that is now in place makes short- and medium-term synergies in global administrative processes possible. This leads to sustained job cutbacks in the mentioned administrative functions. A total of 50 jobs will already be eliminated in 2004, with a further reduction of nearly 90 jobs in 2005 and the remainder following in 2006.

SGL Carbon will divest its IT subsidiary as part of the cost-cutting program. Corresponding discussions are already being carried out with potential purchasers. The Company will readjust human resource capacities, which had been built up specifically for the IT harmonization, back to normal IT requirements through the sale of the IT subsidiary. The IT employees required for this step will remain with the Company and integrated within the organization.

This additional cost-cutting program, focused exclusively on administrative functions, is contributing to further sustained cost reductions within the Company. The already announced cost reduction programs, generating savings of
(euro) 40 million, less (euro) 10 million in costs, focus largely on the Company's production processes and functions.

FORWARD-LOOKING STATEMENTS:
This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.


FOR FURTHER INFORMATION, PLEASE CONTACT:
Corporate Communications / Media Relations / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Mobile: +49 170  540 2667
e-mail : STEFAN.WORTMANN@SGLCARBON.DE / Internet: WWW.SGLCARBON.COM
         ----------------------------             -----------------

                                    EXHIBIT 2



Prepared in accordance with International Financial Reporting Standards, IFRSs (unaudited)

REPORT ON THE FIRST THREE QUARTERS OF 2004

The report on the first three quarters of 2004 was prepared in accordance with the International Financial Reporting Standards (IFRSs) (unaudited). The same accounting policies were applied in this report as in the annual financial statements for 2003.



o    CONTINUING HEALTHY DEVELOPMENT IN CORE BUSINESSES CG AND GS

o    PROFIT FROM OPERATIONS MORE THAN DOUBLED OVER Q3/2003 AND Q1-Q3/2003

o    COST-CUTTING PROGRAM OF EUR 11 MILLION FOR ADMINISTRATIVE FUNCTIONS
     LAUNCHED

o    FURTHER IMPROVEMENT OF PROFIT FROM OPERATIONS IN Q4/2004 OVER Q4/2003
     EXPECTED


The positive economic trends of the steel and semiconductor industries were also favorably reflected in the development of our sales volume and prices during the third quarter: During the third quarter, we were able to increase sales by approximately 4% to EUR 264.6 million over EUR 254.6 million in the same period the previous year. Sales of EUR 769.2 million during the first nine months were slightly below the previous year's level, whereas after adjusting for foreign currency changes growth of 4% was posted.

During the third quarter of 2004, we considerably increased profit from operations after restructuring expenses to EUR 14.0 million (Q3/2003:
EUR -1.3 million, including restructuring expenses of EUR 3.0 million and a provision for antitrust charges of EUR 5.0 million). The principal causes of this development were the continuing improvement of prices and sales volume of Graphite electrodes and Graphite Specialties as well as further cost reductions in all areas of business. Profit from operations before restructuring expenses amounted to EUR 19.5 million - almost triple to the figure for the same quarter of the previous year (Q3/2003: EUR 6.7 million). The restructuring expenses of EUR 5.5 million in the third quarter 2004 resulted from the following factors:

1. Expenses of EUR 1.7 million resulted from the known current cost cutting programs.
2. As we already explained in the press release separately published today, we have established a cost-cutting program for administrative functions. This should result in annual savings of EUR 11 million beginning in 2006. This development requires non-recurring expenditures of EUR 5-6 million, of which EUR 1.4 million were booked during the third quarter of 2004.
3. In conjunction with our focus on cash flow generation, we sold land and buildings of an already closed-down US location at Hillsboro, Oregon at the beginning of October 2004 with a cash in on sales of EUR 2.7 million. A non-cash write-down in connection with this transaction amounted to EUR 2.1 million.

During the first three quarters of 2004, we succeeded in boosting profit from operations after restructuring expenses by 136% to EUR 39.4 million over the same period the previous year (Q1-Q3/2003: EUR 16.7 million).

Profit from operations before restructuring expenses of EUR 51.0 million more than doubled (Q1-Q3/2003: EUR 24.7 million); adjusted for extraordinary income of EUR 2.8 million from the sale of the electrical contact (EC) business in the first quarter of 2003, growth amounted to 133%.

Excluding the new cost-cutting program for administrative functions, during the first nine months we realized savings of EUR 27 million from our existing cost reduction programs. Related restructuring expenses totaled EUR 8.1 million. We still expect to realize the planned savings in the gross amount of EUR 40 million, with expenses amounting to approximately EUR 10 million for 2004 overall.

The net financing costs totaled EUR -44.8 million during the 2004 reporting period, compared with EUR -39.8 million in the same period the previous year. The increase in the net inter-est expense on loans to EUR -22.3 million (first three quarters of 2003: EUR -18.2 million) is largely attributable to the higher average interest rate of 6.1% for loans in 2004 that were in connection with our refinancing operations at the beginning of the year. The other financial result comprises a one-time write-down of EUR -1.5 million for a receivable arising from the sale of the process engineering operations in 2000.

The tax expense of EUR 0.5 million for the first nine months 2004 originated from the tax burden on the profits of foreign subsidiaries adjusted for capitalized deferred taxes of tax losses, in particular for our German subsidiaries. The net result for the first three quarters of 2004 thereby amounted to EUR -5.9 million (first three quarters of 2003: EUR -23.7 million).

Operational cash flow increased by 126% to EUR 69.9 million over the same period the previous year. Due to the order situation during the third quarter, Graphite Specialties produced in advance for delivery during the fourth quarter. Together with a project-related inventory buildup in Corrosion Protection and SGL Technologies, during the first three quarters of 2004 working capital increased by EUR 33.8 million to EUR 417 million after adjusting for foreign currency changes. Due to deliveries in all businesses, working capital will decline considerably at year-end compared with the third quarter of 2004.

Net cash from operating activities excluding antitrust and refinancing payments totaled EUR 28.1 million. After deducting cash used in investing activities of EUR -29.1 million, the resulting free cash flow amounted to EUR -1.0 million. Because of the reduction of working capital during the fourth quarter, for 2004 as a whole we anticipate a positive free cash flow.

As already reported, we have mandated an investment bank to assist in the planned divestiture of the surface protection business of Corrosion Protection. The goal is to find a solution as soon as possible.

We expect our core areas of business - CG and GS - to continue developing favorably for the remainder of the year. With the exception of carbon ceramic brake discs, the business of SGL Technologies is generating the expected substantial improvement in earnings over 2003. During the second half of 2004 (proportionately in the third and fourth quarters), we approved additional, unbudgeted research and development costs of approximately EUR 5 million for our carbon ceramic brake discs. These additional expenses are in connection with the potential for an accelerated transformation of the pilot plant to a large-scale serial production and related costs for process and quality developments as well as plant planning and designing.

We intend to considerably improve the consolidated operating result before and after restructuring expenses during the fourth quarter of 2004 over the same quarter the previous year (Q4/2003: EUR 14.2 million).


FINANCIAL HIGHLIGHTS (unaudited)
------------------------------------------------------------------------------------------------------
                                                                                  First Three Quarters
------------------------------------------------------------------------------------------------------
(EUR m)                                                                             2004        2003
------------------------------------------------------------------------------------------------------
Sales revenue                                                                       769.2      773.4
------------------------------------------------------------------------------------------------------
EBITDA before antitrust charges and restructuring expenses                          103.7       78.2
------------------------------------------------------------------------------------------------------
Profit from operations before antitrust charges and restructuring
expenses                                                                             51.0       24.7
------------------------------------------------------------------------------------------------------
Profit from operations                                                               39.4       16.7
------------------------------------------------------------------------------------------------------
Return on sales(1)                                                                    6.6%       3.2%
------------------------------------------------------------------------------------------------------
Net profit (loss) before minority interests                                          -5.9      -23.7
------------------------------------------------------------------------------------------------------
Earnings per share (in EUR)                                                         -0.12      -1.07
------------------------------------------------------------------------------------------------------
Operational cash flow(2)                                                             69.9       30.9
------------------------------------------------------------------------------------------------------
                                                                                 Sept 30,     Dec. 31,
(EUR m)                                                                             2004        2003
------------------------------------------------------------------------------------------------------
Total assets                                                                        1,450      1,247
------------------------------------------------------------------------------------------------------
Equity                                                                                370        117
------------------------------------------------------------------------------------------------------
Net debt(3)                                                                           359        448
------------------------------------------------------------------------------------------------------
Debt ratio (gearing)(4)                                                               1.0        3.8
------------------------------------------------------------------------------------------------------
Equity ratio(5)                                                                      25.5%       9.4%
------------------------------------------------------------------------------------------------------


(1) Ratio of profit from operations before antitrust charges and restructuring expenses to sales revenue
(2)   Without currency exchange rate effects
(3)   Financial debt (incl. convertible bonds)                         452
    - Deduct: Restricted cash for convertible bonds                   - 50
    - Unrestricted cash and cash equivalents                          - 43
      Net debt excluding restricted cash for antitrust                 359
(4) Net debt (excluding restricted costs for antitrust) divided by shareholders' equity.
(5)   Shareholders' equity divided by total assets

SEGMENT REPORTING


CARBON AND GRAPHITE [CG]
-----------------------------------------------------------------------------------------------------
                                                                           First Three Quarters
-----------------------------------------------------------------------------------------------------
(EUR m)                                                             2004                         2003
-----------------------------------------------------------------------------------------------------
Sales revenue                                                      412.6                        414.0
-----------------------------------------------------------------------------------------------------
EBITDA(1)                                                           95.3                         73.2
-----------------------------------------------------------------------------------------------------
Profit from operations(1)                                           71.8                         47.7
-----------------------------------------------------------------------------------------------------
Return on sales(1)                                                  17.4%                        11.5%
-----------------------------------------------------------------------------------------------------

(1) Before costs relating to restructuring of EUR 3.5 million in 2004 and EUR 0.2 million in 2003


o Sales rose by 3% over the third quarter of the previous year to EUR 140.5 million (Q3/2003: EUR 136.4 million); after adjustment for foreign currency changes growth was 9%. The increase for the first three quarters of EUR
     412.6 million fell slightly short of previous year's level of EUR 414.0 million, a 5% increase after adjusting for foreign currency changes.

o Sales volumes of graphite electrodes during the third quarter of 2004 amounted to 53,000 metric tons - 4,000 metric tons or 8% more than in the same quarter the previous year. Overall, a total of 153,000 metric tons were delivered during the first three quarters - up by 7,000 metric tons (+5%) over the comparable period in the previous year 2003.

o Average price per ton for graphite electrodes grew by 15% in the US dollar region and by 1% in the EUR o zone over the comparable period in the previous year.

o During the third quarter, we increased profit from operations before restructuring expenses by 77% to EUR 25.1 million (Q3/2003: EUR 14.2 million) over the same quarter the previous year. In connection with the ongoing plant optimization programs, restructuring expenses for headcount reduc-tions at our plants in Italy and Poland amounted to EUR 0.5 mil-lion (expenses in Q3/2003: EUR 0.2 million). Profit from operations after restructuring expenses thereby totaled EUR 24.6 million during the third quarter of 2004 - 76% higher than during the same period the previous year (Q3/2003: EUR 14.0 million).

o Compared with the same first three quarters the previous year, we improved profit from operations before restructuring expenses by 51% to EUR 71.8 million (Q1-Q3/2003: EUR 47.7 million). This development was largely caused by price increases, full capacity utilization for graphite electrodes, and by our consistent implementation of cost reduction measures.

o After deducting accumulated restructuring expenses of EUR 3.5 million during the first three quarters of 2004, profit from operations increased by 44% to EUR 68.3 million, compared with EUR 47.4 million during the first three quarters of 2003 where accumulated restructuring expenses totaled EUR
     0.2 million.

o Due to the continuing solid order backlog, we also anticipate a considerably improved result in the fourth quarter of 2004 compared with the same quarter the previous year (Q4/2003: EUR 18.7 million).

GRAPHITE SPECIALTIES [GS]
------------------------------------------------------------------------------------------------------------------
                                                                                         First Three Quarters
------------------------------------------------------------------------------------------------------------------
(EUR m)                                                                               2004                  2003
------------------------------------------------------------------------------------------------------------------
Sales revenue                                                                         143.1               131.2
------------------------------------------------------------------------------------------------------------------
EBITDA1                                                                                23.1                18.2
------------------------------------------------------------------------------------------------------------------
Profit from operations(1)                                                              11.7                 8.5
------------------------------------------------------------------------------------------------------------------
Return on sales(1)                                                                      8.2%                6.5%
------------------------------------------------------------------------------------------------------------------

(1) Including EUR 2.8 million income from divestment of EC business in 2003, before costs relating to restructuring of EUR 0.6 million in 2004 and EUR
     2.2 million in 2003


o Caused by the ongoing favorable demand for semiconductors, for high-performance batteries, and for solar industry products, we generated a sales increase of 17% to EUR 49.6 million during the third quarter of 2004; growth of 20% was realized after adjusting for foreign currency changes. Sales improved by 9% to EUR 143.1 million during the first three quarters compared with the same period the previous year (Q1-Q3/2003: EUR 131.2 million); after adjusting for foreign currency changes the increase amounted to 12%.

o Profit from operations before restructuring expenses totaled EUR 3.2 million during the third quarter of 2004 129% higher than the figure of EUR
     1.4 million realized in the third quarter of 2003. During the third quarter of 2004, within the current cost reduction programs restructuring expenses totaling EUR 0.6 million were realized resulting from the shutdown of machining capacities in the UK as well as their consolidation in Poland and Germany (Q1-Q3/2003: EUR 2.2 million). On a quarter-to-quarter basis, profit from operations after restructuring expenses grew to EUR 2.6 million in Q3/2004 compared with EUR -0.8 million in Q3/2003.

o Profit from operations before restructuring expenses of EUR 11.7 million for the first three quarters 2004 was up by 38% over previous year's level of EUR 8.5 million. After adjusting for extraordinary income of EUR 2.8 million from the sale of the EC business during the first half of 2003, we were able to double the result for the first three quarters. Beside the cyclical improvement in the sales volume, other cost reduction measures contributed to the increase. Including restructuring expenses of EUR 0.6 million during the first three quarters of 2004, we thereby generated profit from operations of EUR 11.1 million, compared with EUR 3.5 million the first three quarters of 2003. Restructuring expenses of EUR 2.2 million arose during the first three quarters of 2003; profit from operations was also adjusted by the EUR 2.8 million generated by the sale of the EC business.

o Due to the high volume of pre-production in the previous quarters of 2004 and the related working capital increase, we anticipate a corresponding delivery-related reduction in the fourth quarter of 2004. Although the resultant lower level of output during the fourth quarter of 2004 will burden profit from operations compared with the previous quarters, it will also serve to improve cash flow.

CORROSION PROTECTION [CP]
------------------------------------------------------------------------------------------------------------------
                                                                                         First Three Quarters
------------------------------------------------------------------------------------------------------------------
(EUR m)                                                                               2004                 2003
------------------------------------------------------------------------------------------------------------------
Sales revenue                                                                         114.2               130.8
------------------------------------------------------------------------------------------------------------------
EBITDA(1)                                                                              -2.9                 1.0
------------------------------------------------------------------------------------------------------------------
Profit from operations(1)                                                              -8.7                -5.3
------------------------------------------------------------------------------------------------------------------
Return on sales(1)                                                                     -7.6%               -4.1%
------------------------------------------------------------------------------------------------------------------

(1) Before costs relating to restructuring of EUR 3.7 million in 2004 and EUR 0.6 million in 2003


o Burdened by the ongoing weak economy and structural changes in the investment behavior of our customer industries, sales fell by 13% to EUR
     40.8 million compared to the same quarter the previous year (Q3/2003: EUR
     47.0 million); after adjusting for foreign currency changes there was a decline of 12%. Compared with the same period in 2003, sales of EUR 114.2 million for the first three quarters were down by approximately 13%, whereas adjusted for foreign currency changes the decrease amounted to 12%.

o Despite the continued low sales revenues, profit from operations before restructuring expenses of EUR -0.6 million during the third quarter of 2004 was considerably better than in the previous quarters. Measures resulting from the spin-off process and the related potential sale of the surface protection business resulted in restructuring expenses of EUR 0.6 million during the third quarter at German locations (Q3/2003: EUR 0.6 million). Profit from operations after restructuring expenses thereby declined in Q3/2004 to EUR -1.2 million from EUR 0.6 million in Q3/2003.

o Profit from operations before restructuring expenses for the first three quarters, which totaled EUR -8.7 million in 2004, was down by EUR 3.4 million from the same period of the previous year (Q1-Q3/2003: EUR -5.3 million). This development resulted mainly from the above-mentioned weak sales. Restructuring costs during the first nine months of 2004 rose to EUR
     3.7 million (in 2003: EUR 0.6 million). Profit from operations after restructuring expenses amounted to EUR -12.4 million during the first nine months 2004 (Q1-Q3/2003: EUR -5.9 million).

o We expect fourth quarter 2004 operating earnings to develop similarly to the third quarter of 2004.

o As already reported, together with an investment bank we intend to find a solution for our surface protection business as soon as possible.

SGL TECHNOLOGIES [T]
------------------------------------------------------------------------------------------------------------------
                                                                                         First Three Quarters
------------------------------------------------------------------------------------------------------------------
(EUR m)                                                                                2004                2003
------------------------------------------------------------------------------------------------------------------
Sales revenue                                                                          97.9                 95.1
------------------------------------------------------------------------------------------------------------------
EBITDA                                                                                  3.7                  1.4
------------------------------------------------------------------------------------------------------------------
Profit from operations                                                                 -8.1                -10.4
------------------------------------------------------------------------------------------------------------------
Return on sales                                                                        -8.3%               -10.9%
------------------------------------------------------------------------------------------------------------------


o Sales during the third quarter of 2004 were up by 18% to EUR 33.4 million on a quarter-to-quarter comparison; after adjusting for foreign currency changes growth of 26% was posted. During the first three quarters of 2004, we recorded a 3% increase in sales to EUR 97.9 million; after adjusting for foreign currency changes the growth was 10%. This development was influenced in particular by the positive development of demand for fibers and carbon ceramic brake discs.

o The first three quarters 2004 were burdened by start-up costs for new projects in the civilian and military aerospace industries; this will shift earnings into 2005 and 2006. In addition, the order backlog and capacity utilization of our fiber business considerably improved. For this reason, we reduced the operating loss totaling EUR -2.9 million by nearly half during the third quarter of 2004 from the third quarter of 2003 (EUR -5.0 million); the loss of EUR -8.1 million for the first three quarters was also down considerably (Q1-Q3/2003: EUR -10.4 million).

o We anticipate a favorable sales trend during the fourth quarter compared with the fourth quarter of 2003 as well as the previous quarters in 2004. Overall, with the exception of the brake disc business, SGL Technologies is in line with the expected substantial improved results over 2003 in all areas.

o During the second half of 2004 (proportionately in the third and fourth quarters), we approved additional, unbudgeted research and development costs of approximately EUR 5 million for our carbon ceramic brake discs. These additional expenses are in connection with the potential for an accelerated transformation of the pilot plant to large-scale serial production and related costs for process and quality developments as well as plant planning and designing.

CORPORATE COSTS
----------------------------------------------------------------------------------------------------------------
                                                                                          First Three Quarters
----------------------------------------------------------------------------------------------------------------
(EUR m)                                                                               2004                2003
----------------------------------------------------------------------------------------------------------------
Other revenue                                                                           1.4                 2.3
----------------------------------------------------------------------------------------------------------------
Corporate costs(1)                                                                   - 15.7              - 15.8
----------------------------------------------------------------------------------------------------------------

(1) Before costs relating to restructuring of EUR 3.8 million in 2004 and before antitrust charges of EUR 5.0 million in 2003


The restructuring expenses during the third quarter of 2004 comprise the above-mentioned non-cash write-down for the sale of a closed-down plant in the US amounting to EUR 2.1 million as well as expenses in connection with the newly established cost-cutting program for administrative functions totaling EUR 1.4 million.



EMPLOYEES

The number of employees in the Group fell by 360 to 6,566 during the first nine months of 2004 (December 31, 2003: 6,926). Particularly contributing to this staff reduction were the restructuring expenses in Poland and Italy at CG and in Germany at CP.

CONSOLIDATED INCOME STATEMENT (unaudited)

------------------------------------------------------------------------------------------------------------------
                                                                                           First Three Quarters
------------------------------------------------------------------------------------------------------------------
(EUR m)                                                                                  2004           2003
------------------------------------------------------------------------------------------------------------------
Sales revenue                                                                                769.2         773.4
------------------------------------------------------------------------------------------------------------------
Gross profit                                                                                 213.8         180.3
------------------------------------------------------------------------------------------------------------------
Selling, administrative, research and other costs                                           -162.8        -155.6
------------------------------------------------------------------------------------------------------------------
Profit from operations before antitrust charges and restructuring                             51.0          24.7
expenses
------------------------------------------------------------------------------------------------------------------
Antitrust charges                                                                                -          -5.0
------------------------------------------------------------------------------------------------------------------
Restructuring expenses                                                                       -11.6          -3.0
------------------------------------------------------------------------------------------------------------------
Profit from operations                                                                        39.4          16.7
------------------------------------------------------------------------------------------------------------------
Net financing costs                                                          (1)-(5)         -44.8         -39.8
------------------------------------------------------------------------------------------------------------------
Profit (loss) before tax                                                                      -5.4         -23.1
------------------------------------------------------------------------------------------------------------------
Income taxes                                                                     (6)          -0.5          -0.6
------------------------------------------------------------------------------------------------------------------
Net profit (loss) before minority interests                                                   -5.9         -23.7
------------------------------------------------------------------------------------------------------------------
Earnings per share (in EUR ; diluted = basic)                                    (7)         -0.12         -1.07
------------------------------------------------------------------------------------------------------------------

DETAILS OF NET FINANCING COSTS
------------------------------------------------------------------------------------------------------------------
                                                                                         First Three Quarters
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
(EUR m)                                                                                 2004           2003
------------------------------------------------------------------------------------------------------------------
Net interest expense on loans                                                    (1)         -22.3         -18.2
------------------------------------------------------------------------------------------------------------------
Interest expense on pensions                                                                  -7.4          -7.6
------------------------------------------------------------------------------------------------------------------
Interest expense on antitrust (non-cash)                                         (2)          -5.3          -4.7
------------------------------------------------------------------------------------------------------------------
Total interest expense, net                                                                  -35.0         -30.5
------------------------------------------------------------------------------------------------------------------
Currency and hedging valuation adjustments of antitrust liabilities              (3)          -2.0          -0.3
(non-cash)
------------------------------------------------------------------------------------------------------------------
Amortization of refinancing costs (non-cash)                                     (4)          -2.8          -4.3
------------------------------------------------------------------------------------------------------------------
Other                                                                            (5)          -5.0          -4.7
------------------------------------------------------------------------------------------------------------------
Total other financing expenses                                                                -9.8          -9.3
------------------------------------------------------------------------------------------------------------------
Net financing costs                                                                          -44.8         -39.8
------------------------------------------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED INCOME STATEMENT

NET FINANCING COSTS
(1) The higher net interest expense on loans compared with the first three quarters of 2003 is attributable to the higher average interest rate of 6.1% (first three quarters of 2003: 4.8%). This largely results from the corporate bond issued for refinancing purposes, which carries an 8.5% interest rate. Net interest expenses also comprise costs of approximately EUR 0.4 million for the partial buy-back of our convertible bond.

(2) The non-cash expenses in connection with antitrust proceedings of EUR 5.3 million comprise the imputed interest on the North American antitrust liabilities as well as interest expenses in connection with the EUR opean antitrust proceedings.

(3) The also non-cash exchange rate effects from the translation of the US antitrust liability as well as the associated foreign currency hedging amounted to EUR -2.0 million during the first three quarters of 2004. In accordance with IFRSs (International Financial Reporting Standards), foreign currency hedging transactions are carried at their market value at balance sheet date (mark-to-market). Although changes in these market values are to be shown in the net financing costs, they are considered to be non-cash items. The negative influence during the first three quarters results primarily from changed market expectations for interest rate developments in the dollar and EUR o zones - one of the key factors influencing the market valuation of hedging transactions. These expenses and income items neutralized each other during the same period the previous year.

(4) According to IFRSs, costs incurred in connection with the issue of our corporate bond, the new syndicated loan, the lines of credit, and the guarantee lines must be recognized and expensed in accordance with the individual maturity terms of each instrument. A total of EUR -2,8 million was expensed during the first nine months of the fiscal year (first three quarters of 2003: EUR -4.3 million).

(5) Other financing expenses comprise costs of the guarantees issued in favor of the EUR opean antitrust commission totaling EUR 2.3 million (previous year:
EUR 1.8 million), the non-cash expenses in connection with the market valuation of interest rate derivatives of EUR 1.1 million (previous year:
EUR 0.7 million), and the one-time write-down for a receivable arising from the sale of the process engineering business in 2000 amounting to EUR 1.5 million.

INCOME TAXES
(6) The minor tax expense during the first three quarters results largely from the tax burden arising from profit contributions of foreign companies as well as the recognition of deferred taxes on current losses mainly at our German subsidiaries. Despite a further improvement of the results of our US subsidiaries, we have still not recognized any additional deferred taxes on loss carry-forwards in the US; we will, however, take this under consideration at fiscal year-end.

EARNINGS PER SHARE
(7) Earnings per share are calculated based on an average of 50.9 million shares outstanding (first three quarters of 2003: 22.1 million). This average results from an increase from 22.2 million shares to 55.8 million shares in February 2004.

Consolidated Balance Sheet (unaudited)

------------------------------------------------------------------------------------------------------------------
EUR m                                                                                    Sept. 30,     Dec. 31,
                                                                                             2004        2003
------------------------------------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------------------------------------
Intangible assets                                                                               96             99
------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                                  389            408
------------------------------------------------------------------------------------------------------------------
Long-term investments                                                                           34             29
------------------------------------------------------------------------------------------------------------------
Noncurrent assets                                                                (2)           519            536
------------------------------------------------------------------------------------------------------------------
Inventories                                                                                    292            258
------------------------------------------------------------------------------------------------------------------
Trade receivables                                                                              220            221
------------------------------------------------------------------------------------------------------------------
Other current assets                                                             (3)            80             59
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                       43             46
------------------------------------------------------------------------------------------------------------------
Restricted cash for repayment of convertible bonds                               (4)            50              -
------------------------------------------------------------------------------------------------------------------
Restricted cash for antitrust payments                                           (4)            86              -
------------------------------------------------------------------------------------------------------------------
Current assets                                                                                 771            584
------------------------------------------------------------------------------------------------------------------
Deferred tax assets                                                                            160            127
------------------------------------------------------------------------------------------------------------------
Total assets                                                                     (1)         1,450          1,247
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
EUR m                                                                                    Sept. 30,     Dec. 31,
                                                                                             2004        2003
------------------------------------------------------------------------------------------------------------------
EQUITY AND LIABILITIES
------------------------------------------------------------------------------------------------------------------
Equity                                                                                         370            117
------------------------------------------------------------------------------------------------------------------
Minority interests                                                                               0              0
------------------------------------------------------------------------------------------------------------------
Provisions for pensions and other employee benefits                                            184            188
------------------------------------------------------------------------------------------------------------------
Other provisions                                                                               160            167
------------------------------------------------------------------------------------------------------------------
Provisions                                                                                     344            355
------------------------------------------------------------------------------------------------------------------
Financial liabilities(1)                                                                       452            494
------------------------------------------------------------------------------------------------------------------
Trade payables                                                                                  95             99
------------------------------------------------------------------------------------------------------------------
Other liabilities                                                                              137            139
------------------------------------------------------------------------------------------------------------------
Liabilities                                                                                    684            732
------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                                        52             43
------------------------------------------------------------------------------------------------------------------
Total equity and liabilities                                                     (5)         1,450          1,247
------------------------------------------------------------------------------------------------------------------

(1) Including convertible bonds of EUR 50 million as of Sept. 30, 2004


NOTES TO THE CONSOLIDATED BALANCE SHEET

(1) Total assets increased by EUR 203 million over December 31, 2003. Among assets, this increase is largely attributable to the increase in cash and cash equivalents by EUR 133 million to EUR 179 million. This amount includes EUR 136 million to cover the remaining liquidation of the convertible bond as well as antitrust fines. Total assets were increased by a EUR 30 million rise of inventories, adjusted for foreign currency changes, and by the recognition of refinancing costs totaling EUR 21 million. Additionally, results from the translation of foreign currency items into EUR os compared to December 31, 2003 caused an additional EUR 14 million increase in total assets.

(2) Noncurrent assets declined by EUR 17 million. Depreciation in excess of capital expenditures reduced noncurrent assets by EUR 23 million. On the contrary, positive exchange rate effects caused a EUR 8 million increase. The sale of a land in the US resulted in a write-down of EUR 2.1 million.

(3) Other current assets increased by EUR 21 million largely in connection with the recognition of refinancing costs.

(4) During the first nine months of 2004 we made the following payments out of the restricted cash for the convertible bond: - EUR 85.4 million for the buy-back of the convertible bond including accrued interest; - EUR 5.6 million for early debt repayments; and - EUR 1.9 million for interest payments of the outstanding convertible bond.

Furthermore, a guarantee deposit of EUR 23.9 million was made out of our restricted cash for antitrust payments to cover the fine levied by the EUR opean Commission at the end of 2003. In same manner, in the second and third quarters of 2004, two planned installments totaling EUR 14 million were paid to the North American antitrust authorities.

(5) The capital increase concluded in February caused an increase in the balance sheet total. The convertible bond is included under financial liabilities with a residual amount of EUR 50 million following a EUR 84 million buy-back. After deduction of the available funds as well as the cash and cash equivalents of EUR 50 million provided for the buy-back of the convertible bond, the net debt amounted to EUR 359 million. The cash and cash equivalents made available for the antitrust payments may not be offset against financial debt, since they do not include the corresponding liability.

KEY BALANCE SHEET DATA

o Due to the capital increase, despite the higher level of total assets, the equity ratio increased to 25.5% (December 31, 2003: 9.4%).

o Gearing improved from 3.8 at 2003 year-end to 1.0 at the end of Q3 2004 due to the capital increase implemented during the first quarter.




STATEMENT OF CHANGES IN CONSOLIDATED EQUITY (unaudited)

------------------------------------------------------------------------------------------------------------------
                                                                                       First Three Quarters
------------------------------------------------------------------------------------------------------------------
(EUR m)                                                                              2004                  2003
------------------------------------------------------------------------------------------------------------------
Balance at January 1                                                                    117                   196
------------------------------------------------------------------------------------------------------------------
Capital increase                                                                        254                     1
------------------------------------------------------------------------------------------------------------------
Net profit (loss) before minority interests                                             - 6                  - 24
------------------------------------------------------------------------------------------------------------------
Currency exchange differences and other                                                   5                  - 24
------------------------------------------------------------------------------------------------------------------
Balance at Sept. 30                                                                     370                   149
------------------------------------------------------------------------------------------------------------------

CONSOLIDATED CASH FLOW STATEMENT1 (unaudited)

------------------------------------------------------------------------------------------------------------------
                                                                                            First Three Quarters
------------------------------------------------------------------------------------------------------------------
(EUR m)                                                                                      2004           2003
------------------------------------------------------------------------------------------------------------------
Profit from operations(2)                                                                     51.0           24.7
------------------------------------------------------------------------------------------------------------------
Depreciation and amortization(3)                                                              52.7           53.5
------------------------------------------------------------------------------------------------------------------
EBITDA(2)                                                                                    103.7           78.2
------------------------------------------------------------------------------------------------------------------
Decrease (increase) in working capital                                           (1)         -33.8          -47.3
------------------------------------------------------------------------------------------------------------------
Operational cash flow                                                                         69.9           30.9
------------------------------------------------------------------------------------------------------------------
Other operating cash sources (uses)                                              (2)         -41.8          -28.0
------------------------------------------------------------------------------------------------------------------
Cash provided (used) by operating activities before antitrust and                             28.1            2.9
refinancing payments
------------------------------------------------------------------------------------------------------------------
Payments relating to antitrust proceedings                                       (3)         -42.6          -11.1
------------------------------------------------------------------------------------------------------------------
Payments relating to refinancing                                                             -23.9          -14.0
------------------------------------------------------------------------------------------------------------------
Cash provided (used) by operating activities                                                 -38.4          -22.2
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                                         -26.5          -29.4
------------------------------------------------------------------------------------------------------------------
Other investing activities                                                                    -2.6            9.0
------------------------------------------------------------------------------------------------------------------
Cash provided/used in investing activities                                       (4)         -29.1          -20.4
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Cash provided/used in financing activities                                                   200.4           91.9
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes                                                        0.4          - 2.5
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                         133.3           46.8
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of the year                                            46.1           21.5
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of the quarter                                  (5)         179.4           68.3
------------------------------------------------------------------------------------------------------------------

(1) Without currency exchange rate effects
(2) Before restructuring expenses
(3) Excluding EUR 2.1 million write-down of fixed assets


NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(1) Working capital (inventories plus trade receivable less trade payables) increased during the reporting period by EUR 33.8 million to EUR 417 million after adjusting for foreign currency changes. This resulted from the higher inventory level for pre-production for project businesses of SGL Technologies and CP as well as due to increasing demand at GS.

(2) Other cash used by operating activities comprise largely interest and tax payments as well as cash expenses for restructuring.

(3) Payments in connection with antitrust proceedings related largely to a deposit payment of EUR 23.9 million for the antitrust fine imposed by the EU Commission as well as the scheduled payments to the North American antitrust authorities. These payments had already been planned within the framework of the refinancing and were made out of the restricted cash account.

(4) Cash used in investing activities of EUR 29.1 million was EUR 23.6 million less than depreciation. Beside capital expenditures for property, plant and equipment of EUR 21.5 million, we also invested EUR 4.7 million in our global SAP systems platform "SGL ONE" during the first three quarters.

(5) As of September 30, 2004, cash and cash equivalents of EUR 179 million comprised of available liquid funds of EUR 43 million, restricted cash for the buy-back of the convertible bond of EUR 50 million, and restricted cash for antitrust payments of EUR 86 million.

SALES REVENUE & PROFIT FROM OPERATIONS BY QUARTER (unaudited)

------------------------------------------------------------------------------------------------------------------
                                                                       2003                                  2004
------------------------------------------------------------------------------------------------------------------
EUR m                                  Q1       Q2        Q3       Q4 Full            Q1       Q2       Q3 First
                                                                                                        Three
                                                                       Year                             Quarters
------------------------------------------------------------------------------------------------------------------
SALES REVENUE
------------------------------------------------------------------------------------------------------------------
Carbon and Graphite              134.5    143.1     136.4    144.0    558.0     122.6    149.5    140.5     412.6
------------------------------------------------------------------------------------------------------------------
Graphite Specialties              44.9     44.1      42.2     43.1    174.3      46.3     47.2     49.6     143.1
------------------------------------------------------------------------------------------------------------------
Corrosion Protection              35.6     48.2      47.0     55.4    186.2      35.2     38.2     40.8     114.2
------------------------------------------------------------------------------------------------------------------
SGL Technologies                  34.9     31.9      28.3     29.8    124.9      29.8     34.7     33.4      97.9
------------------------------------------------------------------------------------------------------------------
Other                              0.8      0.8       0.7      0.5      2.8       0.5      0.6      0.3       1.4
------------------------------------------------------------------------------------------------------------------
                                 250.7    268.1     254.6    272.8  1,046.2     234.4    270.2    264.6     769.2
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                          2003                               2004
------------------------------------------------------------------------------------------------------------------
EUR m                                        Q1      Q2      Q3       Q4 Full          Q1      Q2       Q3 First
                                                                                                        Three
                                                                          Year                          Quarters
------------------------------------------------------------------------------------------------------------------
PROFIT (LOSS) FROM OPERATIONS1
------------------------------------------------------------------------------------------------------------------
Carbon and Graphite                     12.2    21.3    14.2     18.7     66.4    19.2    27.5     25.1      71.8
------------------------------------------------------------------------------------------------------------------
Graphite Specialties                     4.5     2.6     1.4    - 1.8      6.7     4.2     4.3      3.2      11.7
------------------------------------------------------------------------------------------------------------------
Corrosion Protection                   - 5.0   - 1.4     1.1      1.0    - 4.3   - 4.7   - 3.4    - 0.6     - 8.7
------------------------------------------------------------------------------------------------------------------
SGL Technologies                       - 1.9   - 3.5   - 5.0    - 1.6   - 12.0   - 2.4   - 2.8    - 2.9     - 8.1
------------------------------------------------------------------------------------------------------------------
Corporate                              - 4.7   - 6.1   - 5.0    - 2.1   - 17.9   - 4.9   - 5.5    - 5.3    - 15.7
------------------------------------------------------------------------------------------------------------------
                                         5.1    12.9     6.7     14.2     38.9    11.4    20.1     19.5      51.0
------------------------------------------------------------------------------------------------------------------

(1) Excluding antitrust charges as well as restructuring expenses

CONSOLIDATED INCOME STATEMENT BY QUARTER (unaudited)
-------------------------------------------------------------------------------------------------------------------
                                                                        2003                                  2004
-------------------------------------------------------------------------------------------------------------------
EUR m                                  Q1       Q2       Q3        Q4 Full Year       Q1       Q2       Q3 First
                                                                                                        Three
                                                                                                        Quarters
-------------------------------------------------------------------------------------------------------------------
Sales revenue                    250.7    268.1    254.6     272.8   1,046.2    234.4    270.2    264.6      769.2
-------------------------------------------------------------------------------------------------------------------
Cost of sales                  - 193.7  - 204.4  - 195.0   - 205.7   - 798.8  - 172.3  - 197.9  - 185.2    - 555.4
-------------------------------------------------------------------------------------------------------------------
Gross profit                      57.0     63.7     59.6      67.1     247.4     62.1     72.3     79.4      213.8
-------------------------------------------------------------------------------------------------------------------
Selling/administrative
/R&D/other                      - 51.9   - 50.8   - 52.9    - 52.9   - 208.5   - 50.7   - 52.2   - 59.9    - 162.8
-------------------------------------------------------------------------------------------------------------------
Profit from operations
before antitrust  charges
and restructuring expenses         5.1     12.9      6.7      14.2      38.9     11.4     20.1     19.5       51.0
-------------------------------------------------------------------------------------------------------------------
Antitrust charges                    -        -    - 5.0    - 14.5    - 19.5        -        -        -          -
-------------------------------------------------------------------------------------------------------------------
Restructuring expenses               -        -    - 3.0     - 7.4    - 10.4    - 3.7    - 2.4    - 5.5     - 11.6
-------------------------------------------------------------------------------------------------------------------
Profit (loss) from operations      5.1     12.9    - 1.3     - 7.7       9.0      7.7     17.7     14.0       39.4
-------------------------------------------------------------------------------------------------------------------
Net financing costs             - 13.6   - 12.6   - 13.6    - 33.5    - 73.3   - 14.3   - 15.6   - 14.9     - 44.8
-------------------------------------------------------------------------------------------------------------------
Profit (loss) before tax         - 8.5      0.3   - 14.9    - 41.2    - 64.3    - 6.6      2.1    - 0.9      - 5.4
-------------------------------------------------------------------------------------------------------------------
Income taxes                       0.9      0.6    - 2.1      14.7      14.1      1.7      0.0    - 2.2      - 0.5
-------------------------------------------------------------------------------------------------------------------
Net profit (loss) before         - 7.6      0.9   - 17.0    - 26.5    - 50.2    - 4.9      2.1    - 3.1      - 5.9
minority interests
-------------------------------------------------------------------------------------------------------------------






FOR FURTHER INFORMATION, PLEASE CONTACT:
Corporate Communications / Media Relations / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Mobile: +49 170  540 2667
e-mail :  / Internet:


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Sgl Carbon Aktiengesellschaft



Date: December 20, 2004                     By:   /s/      Robert J. Kohler
                                                  ------------------------------
                                                  Name:    Robert J. Koehler
                                                  Title:   Chairman of the Board
                                                           of Management


                                            By:   /s/      Dr. Bruno Toniolo
                                                  ------------------------------
                                                  Name:    Dr. Bruno Toniolo
                                                  Title:   Member of the Board
                                                           of Management